

May 1, 2014

Via E-mail
Gary Stern
Chief Executive Officer
ASTA Funding, Inc.
210 Sylvan Avenue
Englewood Cliffs, NJ 07632

> **Re: ASTA Funding, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed December 13, 2013**
> **Response dated March 28, 2014**
> **Response dated April 7, 2014**
> **File No. 001-35637**

Dear Mr. Stern:

We have reviewed your supplemental responses and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 36

1. We note your response to comment 2 of our letter dated March 7, 2014. Please revise future filings to include the information in the paragraph starting "After the repayment…" from your response. In addition please tell us and revise future filings to discuss the potential financial impact of The Bank of Montreal debt extinguishment.

Notes to Consolidated Financial Statements

Note C – Consumer Receivables Acquired for Liquidation, page F-16

2. Please provide us illustrative examples similar to the example in response 3c of a typical fully amortized interest method pool for which you are recognizing finance income in 2012 and 2013. Please provide an example of a representative pool with prior impairments and a representative pool with no prior impairments. Please provide supporting commentary to allow us to better understand the cash flow pattern and other facts and circumstances that results in fully amortized pools representing almost all of your finance income.

3. Please provide us a SAB 99 materiality analysis that assesses the impact on the financial statements for the six months ended March 31, 2014 and for the years ended September 30, 2013 and 2012 if you accounted for your finance receivable portfolios using the cost method under ASC 310-30.

    You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 if you have questions regarding our comments.

                                                    Sincerely,

                                                    /s/ Michael Volley

                                                    Michael Volley
                                                    Staff Accountant